May 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	CRC CRYSTAL RESEARCH CORPORATION

Registration Statement on Form S-8
Registration Number:  333-149495

Ladies and Gentlemen:

CRC Crystal Research Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-8 (Registration Number 333-149495)  (the “Registration Statement”) filed on March 3, 2008 be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.  The Company reserves its right to undertake a subsequent primary offering on Form S-8 as permitted by the general instructions of such form.  The Registration Statement was never formally declared effective and no securities or options of the Company were issued pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at (480) 452-3301.

Respectfully,

CRC Crystal Research Corp.

/s/ Dr. Kiril Pandelisev
By: Dr. Kiril Pandelisev
Its: President, Chief Executive Officer

4952 East Encanto Street - Mesa, Arizona 85205
Phone: (480) 452-3301 - Fax: (480) 832-6187